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                                                                    Exhibit 14

PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE EXECUTION OF AGREEMENT CONTAINING CONSENT ORDERS WITH THE FEDERAL TRADE COMMISSION STAFF

     PORTLAND, Oregon and NORTH GRAFTON, Massachusetts - October 26, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that they have executed an Agreement Containing Consent Orders with the staff of the Federal Trade Commission (FTC). The Agreement Containing Consent Orders will be submitted to the FTC for its approval with the recommendation of the FTC staff. There can be no assurances that the FTC will approve the Agreement Containing Consent Orders or as to the timing of any such approval.

     As previously announced, the FTC staff indicated to Precision Castparts Corp. that it would recommend to the FTC that the $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company be permitted to proceed if Precision Castparts Corp. and Wyman-Gordon Company agreed to divest certain Wyman-Gordon Company investment castings operations. The Agreement Containing Consent Orders, if approved by the FTC, would require the divestiture of Wyman-Gordon's large cast parts operations located in Groton, Connecticut and its titanium castings operations located in Albany, Oregon.

     Wyman-Gordon Company's subsidiary, Wyman-Gordon Investment Castings, Inc., has reached an agreement with a buyer pursuant to which the buyer will acquire Wyman-Gordon's large cast parts operations located in Groton, Connecticut. The terms of this divestiture have been approved by the FTC staff. The divestiture is subject to the approval of the FTC, the consummation of the proposed acquisition of Wyman-Gordon Company by Precision Castparts Corp., and other customary closing conditions. FTC approval of the Agreement Containing Consent Orders would allow the tender offer to proceed prior to divestiture of the Albany, Oregon titanium castings facility with that facility being held separately until a potential buyer acceptable to the FTC is found.

            Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products.

            Wyman-Gordon Company is a leader in forgings, investment castings and composite structures.

     This press release contains forward-looking statements based on current expectations that are covered under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results and events related to the transaction may differ from those anticipated.

Contacts:   Dwight Weber, Precision Castparts Corp. - 503-417-4855
            Denis Poirier, Wyman-Gordon Company - 508-839-8224